December 3, 2024

Bryan Kobel
Chief Executive Officer
TC BioPharm (Holdings) plc
Maxim 1, 2 Parklands Way
Holytown, Motherwell, ML1 4WR
Scotland, United Kingdom

       Re: TC BioPharm (Holdings) plc
           Registration Statement on Form F-3
           Filed November 27, 2024
           File No. 333-283507
Dear Bryan Kobel:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lauren Hamill at 303-844-1008 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Stephen Cohen